Mail Stop 3561

April 18, 2006

Miggie E. Cramblit
Vice President, General Counsel
  and Corporate Secretary
DPL Inc.
1065 Woodman Drive
Dayton, OH 45432

> **Re: DPL Inc.**
> **Registration Statement on Form S-4**
> **Filed March 30, 2006**
> **File No. 333-132862**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **File No. 1-9052**

Dear Ms. Cramblit:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements, page 53

Note 11. Discontinued Operations, page 76

1. As paragraph 5 of SFAS 144 specifically excludes investments in equity securities accounted for under the cost or equity method from its scope, it is unclear how you concluded the sale of your cost and equity method investments in private equity funds qualifies for discontinued operations treatment. Please explain in detail how you meet the scope requirements of SFAS 144.

Item 9A. – Controls and Procedures, page 94

2. You state that your certifying officers concluded that your disclosure controls and procedures were effective in "timely alerting them to material information required to be included in [your] periodic reports filed with the SEC." In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please revise to state, if true, whether the same officers concluded the controls and procedures were effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in the filing.

***

As appropriate, please respond to these comments within 10 days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kimberly M. Reisler, Esq.
   Thelen Reid & Priest LLP
   VIA FAX (212) 603-2001